SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)1

                               RONSON CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   776338 20 4
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 3, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  776338 20 4             13D               Page 2 of 11 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) / /
                                                                   (b) / /
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS
                         WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                          / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         DELAWARE
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  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                            189,699
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         189,699
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         189,699
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                         / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            6.0%*
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                         PN
================================================================================

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CUSIP No.  776338 20 4             13D               Page 3 of 11 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS
                         00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                            189,699
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                        - 0 -
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                        189,699
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         189,699
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                          / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             6.0%*
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON

                         IN
================================================================================

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CUSIP No.  776338 20 4             13D               Page 4 of 11 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.           Security and Issuer.

                  This Statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Ronson Corporation (the "Issuer"). The principal executive offices of the Issuer are located at Corporation Park III, Campus Drive, P.O. Box 6707, Somerset, New Jersey 08875-6707.


Item 2.           Identity and Background.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II") and Warren G.
Lichtenstein.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Issuer's Common Stock owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York
10022.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No.  776338 20 4             13D               Page 5 of 11 Pages
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                  (f) Mr.  Lichtenstein  is a citizen  of the  United  States of
America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 189,699 Shares of Common Stock owned by Steel Partners II is $497,869. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4.           Purpose of Transaction.

                  The Reporting Persons purchased the Shares of the Issuer based on the Reporting Persons' belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable.

                  The Reporting Persons may utilize its rights as holders of the Common Stock reported herein for the purpose of influencing policies of the Issuer. The Reporting Persons believe that certain changes will need to be made in order for the Issuer to increase shareholder value.

                  The Reporting Persons plan to submit the following proposal and supporting statement (the "Proposal") to the Issuer for inclusion by the Issuer in its Proxy Statement for the 1998 Annual Meeting of Shareholders, which is expected to be held in August, 1998:

                  "Resolved, that the shareholders of Ronson Corporation ("Ronson"), recommend that the board of directors of Ronson immediately take the necessary steps to implement a plan to assess the market value of each of the Company's operating divisions and to effect their sale, merger or liquidation as a means to increase shareholder value. The plan should be undertaken as promptly as possible."

         Supporting Statement

                  "In recent years, I believe Ronson has underperformed both industry and broader market averages. In part, I believe, this reflects the absence of a clearly focused strategic direction for Ronson. I find it highly unlikely that Ronson Corporation is realizing any advantage by operating in two totally unrelated divisions, namely consumer products and aviation services

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CUSIP No.  776338 20 4             13D               Page 6 of 11 Pages
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         which have shown little to no growth,  supporting  over $1.2 million of corporate overhead, which is greater than the net income of the entire Company.

                  "The value that may be achieved for shareholders through the sale, merger or liquidation of the Company's assets, I believe, is significantly greater than the market price of the common stock. In the case of a sale of assets, Ronson could utilize its sizable net operating loss carryforwards to shelter any capital gains incurred in a sale of one or both of the subsidiaries of Ronson.

                  "I believe the Company's stock market record over the past two years is a strong indictment of current management's performance. If this management cannot maximize the stockholders' equity investments, it should either sell, merge or liquidate the corporation in order to maximize the value of the Company.

                  "I believe the owners of Ronson Corporation should support this resolution and recommend that the board of directors take the necessary steps to assess the market value of each of the Company's operating divisions and the consequence of their sale, merger or liquidation as a means to increase shareholder value.

                  "I urge a vote for this proposal."

                  In the future, the Reporting Persons reserve the right to (i) submit the Proposal in its present form or such modified form as it deems appropriate, or, such further proposals as the Reporting Persons deem advisable to be included in the Proxy Statement for the 1988 Annual Meeting of Shareholders of the Issuer; or (ii) take such other actions as deemed necessary by the Reporting Persons to increase shareholder value.

                  The Reporting Persons may also decide in the future, should the Issuer's Shares continue to be undervalued, to propose a transaction with the Issuer whereby the Reporting Persons would seek to acquire control of the Issuer in a negotiated transaction or otherwise. Should the Issuer's Shares continue to be undervalued, the Reporting Persons also may seek in the future to have one or more of its representatives appointed to the Board of Directors of the Issuer, by agreement with the Issuer or otherwise, including by running its own slate of nominees at an annual or special meeting of the Issuer.

                  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Steel Partners II intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's

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CUSIP No.  776338 20 4             13D               Page 7 of 11 Pages
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financial  position  and  investment  strategy,  the price  levels of the Common
Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.           Interest in Securities of the Issuer.

                  As reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, the Issuer had 3,162,025 Shares of Common Stock outstanding on October 5, 1997. Steel Partners II beneficially owns an aggregate of 189,699 Shares, representing 6.0% of the Shares outstanding, all of such Shares were acquired in open-market transactions. Steel Partners II and Warren Lichtenstein have sole voting and dispositive power with respect to the Shares beneficially owned by it or him.

                  Schedule A annexed hereto lists all transactions in the Shares by Steel Partners II within the past 60 days.

                  As of the close of business on March 3, 1998, Steel Partners II beneficially owns 189,699 Shares of Common Stock, constituting approximately 6.0% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to all of the Shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. Accordingly, Mr. Lichtenstein beneficially owns 189,699 Shares of Common Stock, representing approximately 6.0% of the Shares outstanding. All of such Shares of Common Stock were acquired in open-market transactions.

                  (b) By virtue of his positions with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e)      Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or

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CUSIP No.  776338 20 4             13D               Page 8 of 11 Pages
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between  the  Reporting  Persons  and any  other  Person,  with  respect  to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  1.       Joint Filing Agreement




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CUSIP No.  776338 20 4             13D               Page 9 of 11 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 10, 1998                     STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/Warren G. Lichtenstein
                                               -----------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                               /s/Warren G. Lichtenstein
                                               -----------------------------
                                               WARREN G. LICHTENSTEIN



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CUSIP No.  776338 20 4             13D               Page 10 of 11 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days





   Shares of Common             Price Per                    Date of
    Stock Purchased               Share                     Purchase
    ---------------               -----                     --------

                             STEEL PARTNERS II, L.P.

         7,299                   3.01325                     2/4/98

        36,600                   3.06548                     3/3/98



                                WARREN LICHTENSTEIN

                                      None.






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CUSIP No.  776338 20 4             13D               Page 11 of 11 Pages
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                                  EXHIBIT INDEX


Exhibit                                                    Page
-------                                                    ----

Joint Filing Agreement                                      12

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 11, 1998 (including amendments thereto) with respect to the Common Stock of Ronson Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 10, 1998                       STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner


                                            By: /s/Warren G. Lichtenstein
                                                -----------------------------
                                                Warren G. Lichtenstein
                                                Chief Executive Officer

                                                /s/Warren G. Lichtenstein
                                                -----------------------------
                                                WARREN G. LICHTENSTEIN